FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-September 2017	3

Results January – September 2017_

Disclaimer This document and the conference-call webcast (including the Q&A session) may contain forward-looking statements and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the “Company” or “Telefónica”) or otherwise. These Statements may include financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations that make reference to different matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, Company results and other aspects related to the activity and situation of the Company. The Statements can be identified, in certain cases, through the use of words such as “forecast”, “expectation”, “anticipation”, “aspiration”, “purpose”, “belief” or similar expressions or variations of such expressions. These Statements reflect the current views of Telefónica with respect to future events, do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission. Except as required by applicable laws, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including changes in the Company’s business or business development strategy or any other unexpected circumstance. This document and the conference-call webcast (including the Q&A session) may contain summarized, non-audited or non-GAAP financial information. The information contained herein and therein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. In October 2015, the European Securities Markets Authority (ESMA) published guidelines on Alternative Performance Measures (APM), applicable to regulated information published from July 3, 2016. Information and disclosure related to APM used in this presentation are included in the Appendix. Recipients of this document are invited to read our condensed consolidated interim financial statements and consolidated interim management report for 2017 submitted to the Spanish National Securities Market Commission. Neither this document nor the conference-call webcast (including the Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any securities, a solicitation of any offer to purchase, sale or exchange of any securities, or a recommendation or advice regarding any security. 1 Investor Relations Telefónica, S.A.

Q3 17 Highlights 01 Mr. Ángel Vilá COO Investor Relations Telefónica, S.A.

Q3: Solid execution on key priorities

Consistent and profitable organic growth

- **Growing strategic KPIs:** fiber, LTE supporting customer lifetime value
  - Ramping-up avg. rev per access to +4.3% y-o-y; churn control
- **Revenue acceleration to +4.0% y-o-y; Spain back to service rev. growth**
- Continued OIBDA growth (+2.8% y-o-y); in spite of **RLAH dragging -1.7 p.p.**
- **9M EPS** €0.44; +8.7% y-o-y

+

Company transformation (more efficient and improving resource allocation)

- Continued investments in best network; **CapEx intensity starts reducing**
- Delivering results from **cost initiatives and synergies integration**
- **Leveraging on digitalisation;** improving operating leverage & differentiation
- **Cognitive Intelligence** ("Aura"); new relationship of trust (increase loyalty and reduce churn)

+

Reinforcing Balance Sheet

- **One more quarter of net debt reduction** (-€2.4Bn y-o-y) to €47.2Bn (Sep-17)
  - Incl. sale of 40% Telxius: €45.9Bn; -€3.6Bn (-7.4% y-o-y)
- **Strong 9M FCF: €3,226m; +39.2%** y-o-y; Q3: €1,600; +6.7%
- **Positive bond refinancing**: long-term and historical low levels

Investor Relations
Telefónica, S.A.

2

Telefónica

On track to deliver FY outlook 2017E Guidance Guidance 2017E 9M 17 (Organic) >1.5% 2.9% Revenues (in spite of regulation: ~-1.2 p.p.) (regulation -1.1 p.p.) OIBDA margin Expansion up to 1 p.p. 0.3 p.p. CapEx ex-spectrum/Sales Around 16% 14.1% 2017 Dividend To be paid in 2017/18 Dividends to be paid in 2017 calendar year amount to €0.40/sh.: Cash dividend already paid on 16th Jun-17; €0.20/sh. Interim Dec-17 €0.20/sh. Cash Cash dividend 14th Dec-17; €0.20/sh. Final Jun-18 €0.20/sh. Cash MAINTAINING A SOLID INVESTMENT GRADE RATING Growth + Sustainable Dividend + Deleverage

Summary: Financials 9M 17 Q3 17 Reported Organic Reported Organic € in millions Reported Reported y-o-y y-o-y y-o-y y-o-y Revenue 38,846 1.4% 2.9% 12,754 (2.5%) 4.0% Service revenues 35,970 1.3% 2.7% 11,746 (3.3%) 3.3% Q3 OIBDA OIBDA 12,274 2.9% 3.8% 4,095 (1.9%) 2.8% impacted by RLAH (-1.7 p.p. y-o-y org.) OIBDA Margin 31.6% 0.5 p.p. 0.3 p.p. 32.1% 0.2 p.p. (0.4 p.p.) OpCF (ex-spectrum) 6,815 8.9% 9.2% 2,138 (0.3%) 2.0% Net Income 2,439 9.6% 839 (14.7%) EPS 0.44 8.7% 0.15 (17.5%) FCF 3,226 39.2% 1,600 6.7% Net Financial Debt 47,222 (4.8%) • Revenue growth accelerated in Q3 y-o-y org. • OIBDA ex-regulation maintaining trends vs. H1 • 9M OIBDA margin expansion y-o-y • High single-digit OpCF growth vs. 9M 16 • 9M FCF +39.2% • Net debt reduction y-o-y and q-o-q

Bottom line increased by 10%, with EPS €0.44 9M 2017 (€m) +2.9% reported 12,274 +7.1% (6.6%) +9.6% (7,131) reported reported 25% P&L Reported tax rate +9.5% Underlying 5,143 5 (1,729) (867) (113) 2,439 Net Financial OIBDA D&A OI Associates Taxes Minorities Net Income Expenses Q2 & Q3: -€130m Q3 16: positive Underlying EPS & -€67m non-cash special factors (1) €0.56; +8.6% impacts (1) Q2: Capital loss in Mediaset Premium and CU; impairment in Prisa and net effect of VZ devaluation. Q3: Contingency in ARG

Progressive improvement in FCF FCF (€m) Strong FCF growth (y-o-y) 2016 2017 y-o-y 9M 17 FCF components (y-o-y; €m) +909m +39.2% (24.3%) +39.2% 1,600 (97) 1,500 +6.7% 424 909 3,226 1,023 2,317 185 397 603 747 69 OpCF WC Interest Taxes FCF Q1 Q2 Q3 9M 16 9M 17 growth payments & Others growth • FCF to improve in Q4 as seasonal factors impact positively +€0.17 • Further net debt reduction 2017 FCFS (€) +38.1% y-o-y Net Debt (€Bn) -4.8% -7.4% 0.63 1.6x DPS 49.6 48.6 48.8 0.32 48.5 0.20 47.2 45.9 0.12 Q1 Q2 Q3 9M Sep-16 Dec-16 Mar-17 Jun-17 Sep-17 Sep-17 Post-TLX

Growth fuelled by organic contribution OIBDA: Organic growth & FX impact (€m) Q1 17 y-o-y Q2 17 y-o-y Q3 17 y-o-y 9M 17 y-o-y +457 Remarkable organic trends despite regulation +285 +191 +52 +119 (85) (51) • Up to September, organic performance added €457m (+€119m in Q3) (224) o FX dragged €85m or -0.7 p.p. y-o-y Organic Organic Organic o RLAH ~-€70m in Q3 OIBDA FX Organic FX FX FX Growth Growth Growth Growth • Negative FX effect in Q3 y-o-y (-5.4 p.p.) Total +243m +234m -105m +372m o -€224m in Q3 vs. -€51m in Q2 growth o Main currencies drained y-o-y: VZ, ARS, GBP, BRL • FX persist as a headwind in H2 17 at current spot rates in • 9M OIBDA FX drag was offset at FCF level FX impact 9M FCF (€m) 78 (51) 14 72 (85) OIBDA CapEx Working Taxes + FCF Capital Interest + Others

Revenue trends ramped-up

Revenues (y-o-y organic)



+4.0% Ex-reg.
1.5%
3.1%
4.0%
2.9%
Q1
Q2
Q3
9M

Service Revenues (y-o-y organic)



1.7%
2.9%
3.3%
2.7%
Q1
Q2
Q3
9M



3.3%
14.3%
1.8%
1.5%
+4.6% Ex-reg.
0.4%
(6.1%)
(3.2%) Ex-reg.
TEF
T. Hispam
Brazil
UK
Spain
Germany
Contribution y-o-y
+3.4 p.p.
+0.4 p.p.
+0.2 p.p.
+0.1 p.p.
(0.8 p.p.)

Strong and quality top line

- **Q3 revenues accelerated +90 bps**
- **Q3 service revs increased y-o-y in all segments, except Germany**
  - Better performance in Spain; explains most of the improvement
- **Growth engines contributing in Q3**
  - Spain back to growth in service revs y-o-y
  - Hispam improved 60 bps to +14.3% y-o-y service revs
  - Mobile data revs +16.3% y-o-y
- 9M BB Connectivity & SoC revs. gaining ground to 51% o/total
- **Robust commercial momentum**
  - Continued growth on high value base
  - "M4M" and portfolio optimisation
  - Innovation & Big Data capabilities increasing differentiation

8

Investor Relations
Telefónica, S.A.

Revenue growth based on successful data monetisation

LTE (Q3 y-o-y organic)

☐ Penetration


35%
(+12 p.p.)
+10% ARPU uplift
x3
55%
67%
Base
Avg. usage uplift
Traffic

Smartphones (Q3 y-o-y organic)

☐ Penetration


62%
(+5 p.p.)
1.7 GB/ month
75%
61%
8%
Base
Avg. Usage
Data traffic

Mobile Data Revenues (€m)

y-o-y organic


+12.0%
+16.3%
3,804
4,191
58% o/MSR
(+4 p.p.)
Q3 16
Q3 17

FTTH (Q3 17)


FTTH
x2.4 (vs. DSL)
Usage
>€10 premium
ARPU uplift
+39% vs. Q3 16
fixed
data traffic

Several levers to foster data revenues

- **Prepaid recurrent plans in Latam boost ARPU growth**
  - High penetration: >50% Brazil, ~30% Hispam
  - >10% ARPU uplift after data adoption
- **"M4M" to improve value for money**
  - Upselling strategy in Spain
  - New postpaid portfolio in BRA
  - New "O2 Free" portfolio in GER with ARPU up potential
  - Video dedicated data in COL and PER
  - Family plans in mobile only & convergent portfolios
- **Neuropricing: Improving value mix**
  - Being rapidly deployed: 12 countries
  - Proven value accretion (+5% ARPU of gross adds)
- **A new prepaid concept (APP's) leveraging digital capabilities**
  - MEX: Flexible, Real Time control, reward programme
  - BRA: Community data sharing, data rollover

Movistar On Meu Vivo App



MÓVEL

9

Investor Relations
Telefónica, S.A.

Telefónica

Generating profitability and cash

OIBDA (y-o-y organic)



Margin
7.2%
Ex-reg
+5.2%
Ex-reg
+5.3%
1.3%
+2.8%
+3.8%
Q1
Q2
Q3
9M
31.6%
+0.3 p.p.
y-o-y

9M OpCF (y-o-y organic)



26.8%
12.9%
11.1%
9.2%
3.5%
(0.9%)
TEF
T. Hispam
Germany
Brazil
Spain
UK

	TEF	T. Hispam	Germany	Brazil	Spain	UK
Contribution y-o-y		+4.8 p.p.	+1.2 p.p.	+2.3 p.p.	+1.4 p.p.	(0.1 p.p.)
CapEx y-o-y	(2.3%)	+0.8%	(7.4%)	+2.5%	(14.5%)	+0.6%

Positive OIBDA: operating leverage increase

- **Committed to improve efficiency and operational excellence**
- **Q3 y-o-y OIBDA maintaining trends ex-regulation**
  - RLAH -1.7 p.p. impact in Q3
  - Tougher comparisons in ARG, lower real estate cap. gains in Spain
- **Well diversified 9M OIBDA growth; margin expanding**
- **9M OpCF +9.2% y-o-y**
  - CapEx intensity begins to lessen (-2.3% y-o-y)
  - Smart investments associated with further business transformation

Investor Relations
Telefónica, S.A.
10
Telefónica

Upselling existing customer relationships

Cognitive Intelligence → **Qualitative leap in cust. experience**

Speed & Capacity

- FTTH UBB >€10 premium vs. DSL
- M4M: higher prices & Megas
- FTTX >~€8-10 premium vs. DSL
- LTE ARPU uplift +10%
- "New O2 Free": €30; ARPU accretive

Services Beyond Connectivity

ARPU uplift

- ~€30 basic TV bundles; ~€60 Premium
- ~€20 Business (cloud switchboard)
- "Fusion #0": TV & functionalities
- ~€30 Premium TV bundles; ~€4 mobile VAS
- ~€15 in TV bundles

Digital services

- Security B2B revs: +18% vs. Q3 16
- UK Smartphone insurance included; Sky cooperation in GER

Cognitive Intelligence

- **TEF: Pioneering new relationship model** (talk to technology and get things done)
- **AURA launch in the next 6M in 6 countries. NOVUM smartphone app** to introduce AURA is being tested
- **Enriched customer experience:** ARPU increased (upsell/cross sell); lower churn
- **Improved operational effectiveness** (customer journey manager, network optimisation, reduced back-office support)
- **Third Party Data Partnerships:** Extended offering from 3rd parties powered by our customer insights (peace of mind, providing savings, rewards in a transparent way)

Increasing Customer loyalty and trust: Long-term value creation

Investor Relations
Telefónica, S.A.
11
Telefónica

Digital Services: differentiated offering

VIDEO: Revs: +6.8% vs. Q3 16

58% o/9M Dig. Revs.

- **Accelerated revenue growth** (+2.0 p.p. q-o-q)
  - IPTV 40% o/total base
  - Continued ARPU expansion
- 8.4m accesses; **IPTV +11% y-o-y**
- **New series produced** by Movistar+ premiered at S. Sebastian Film Festival

CLOUD: Revs: +25.0% vs. Q3 16

10% o/9M Dig. Revs.

- **Sequential improvement**
  - IaaS and SaaS (Spain)
  - New projects launched in Brazil
- **Movistar "Fusión" Cloud for SMEs**



€3,864m
9M Digital Serv. Revs.
+4.6% y-o-y org.
(Q3: €1,307m; +8.1%)

SECURITY: Revs -14.7% vs. Q3 16

6% o/9M Dig. Revs.

- **Sustained growth in B2B (+17.8% y-o-y)**

Security Products

SealSign | Latch

Cybersecurity Solutions

Metashield Protector | Tacyt | Sandas | SandaS GRC

M2M: Revs: +41.0% vs. Q3 16



5% o/9M Dig. Revs.

- IoT traction and Smart M2M boosting growth
- Strong focus on developing Smart **Mobility, Energy & Retail**
- **Top 2 player: Gartner's Magic Quadrant for Managed M2M Services**

Other digital services (21% o/9M Dig. Revs.) include: Advertising, Applications and Financial Services

Investor Relations
Telefónica, S.A.

12

Telefónica

TGR: progressing on UBB & digitalisation 90% 69% 18.6m FTTH (+13% y-o-y) 62% ~43m FTTx/Cable +4 p.p. LTE coverage Excellent 18.0m (+7%) +11 p.p. premises passed (%pop) +14 p.p. connectivity 6.2m (+53%) Total Europe Latam Enabling digital capabilities Network transformation to All-IP 55% +5 p.p. Virtualisation E2ED level vs. Dec.16 Deployment in 5 countries of UNICA - Telefónica’s global solution - +8 p.p. VoIP 19% Full Stack 12% (% customers) 8m customers (+31% y-o-y); 7 countries Sep-16 Sep-17 VoLTE 9 p.p. 7 countries Online charging 63% 54% E2E systems (OCS) Commercial launch Digitalisation (% customers) Sep-16 Sep-17 VoWiFi +84% 35 19 Commercial launch Big Data (PB) Sep-16 Sep-17 Innovation Real Time Decision: 2 new use cases in Q3 (33 in 2017) 5G: >10 5G tests/PoCs in own laboratories Critical Incidents -7% y-o-y 13

At the forefront of digitalisation

DRIVER FOR DIFFERENTIATION AND EFFICIENCY

Connectivity; foundation for digital revolution
Digital services over connectivity

A Platform Company
CapEx~€54Bn 2012-9M17
(incl. spectrum)

E2E Digitalisation Programme

2012-17…

Best in class networks

- FTTH
- LTE *4G to 4.9G*

Leaders in FTTH deployment in Europe & LatAm

Legacy simplification

Digital Services and their functionalities **improve customer experience**

Video	Digital Home (innovation hardware)
IoT	Security
Cloud	Advertising
Big Data LUCA	WiFi 5 GHz High Quality

…today…

Digitalisation of customer processes to **increase customer satisfaction…**

- Self-management
- Automation

…during Customer Lifecycle

- Sales
- Provisioning & installation
- Payments & top-ups
- Technical Support
- Post-sales & Care

Network Digitalisation

- All-IP Networks
- Self-Organized Networks
- Service Operation Center
- NFV / SDN
- Virtualisation UNICA

New **value propositions** to differentiate, **increase** customer **loyalty and use**

- Data Sharing
- Bundles
- Smart WiFi
- Contents

Making all this available to **our customers** through

Mi Movistar | MeuVivo | My O2

…tomorrow

Moving towards Digital Customer Engagement

Network Operating System (NOS). Transparent Network providing customers with **E2E network management**

Personalised Quality of Experience (customer needs and profile) leveraging **AURA & 4th Platform**

Brand differentiation; improving customer perception

14

Investor Relations
Telefónica, S.A.

Telefónica

E2E digitalisation programme underway

LEVER TO TRANSFORM CUSTOMER PROCESSES ...

- Automation and real-time processes
- Fostering digital channels
- Reducing assisted channels interactions
- Improving customer experience

Impact on Operations

Increasing unique users in app/web	Increasing the interactions in digital channels	Reducing calls to call center	Reducing orders with manual intervention and incidents

IMPACTING DIRECTLY ON COST STRUCTURE

- Back-office and commercial Costs
- Commissions & payments
- Invoice printing & sending
- Customer care
- Technical support

... AND ALSO TO TRANSFORM OUR NETWORK

- **All-IP Networks**
- Radical **network virtualisation:** "UNICA"
- **NFV/SDN**
- **Using Big Data**
  - **Network deployment optimisation**
  - **Network capacity planning**
  - **E2E service quality management**

- Network OpEx reduction
- CapEx optimisation
- Faster deployments
- Flexible network management

Investor Relations
Telefónica, S.A.

15

Telefónica

Digitalisation bearing clear benefits in Spain

- ✓ Transformation process started in 2012 towards building a leaner and more competitive Company
- ✓ Simplification programmes and Full Stack have driven benchmark efficiency and business process enhancement

Commercial

- Portfolio simplification
- Channels optimisation (size /mix/ efficiency)
- Automated processes (E2ED front and back)
- Fostering online experience

	Var 12-17E	2017E
Share of sales online	+20 p.p.	24%
Points of sale	(63%)	---
Unique digital users	---	41%
Handset subsidies	(97%)	---

Network & Operations

- NGN deployment (FTTH/LTE)
- Network optimisation
- Legacy network/platforms switch-off

	Var 12-17 E	2017 E
Failures/access	(41%)	
Remote solved incidents	---	82%
Calls to call center/access	(50%)	---
Legacy closed	---	65%

IT & Systems

- Transformation operating model
- Virtualisation/automation
- Simplification

Reduction of:	Var 12-17 E
Systems	(19%)
Servers	(47%)
Data centers	(57%)
Platforms	(28%)

Organisation

- Workforce simplification

	9M 17 annualised
Productivity (OpCF/employee)	€128k

MORE TO COME...

Tangible Benefits

- ✓ Improved **TTM**
- ✓ Improved **CSI**
- ✓ **Commercial costs** (**-67%** in 12-17E)
- ✓ Lower **failures**
- ✓ **Energy** efficiency
- ✓ Sale of **freed assets**
- ✓ Increase **FTTH take**
- ✓ **Revenue** increase
- ✓ Lower unitary maintenance cost of customer equipment: **FTTH vs. Copper -40%**
- ✓ **OpEx+CapEx Systems:** (**-37%** in 12-17E)
- ✓ **Productivity** (**+9%** in 14-9M 17A)

16

Investor Relations
Telefónica, S.A.

Telefónica

Digitalisation being gradually adopted group-wide

SELF-MANAGEMENT LEVEL, PROCESS AUTOMATION

BRAZIL EXAMPLE

Impact on Operations…

% unique users in digital channels


X2.3
FY 16
FY 17E
FY 18E

% digital interactions


+36%
FY 16
FY 17E
FY 18E

Monthly calls to call center


-24%
FY 16
FY 17E
FY 18E

% of sales in self-assisted channels


x2.5
FY 16
FY 17E
FY 18E

% Remotely resolved incidents


+5%
FY 16
FY 17E
FY 18E

… is boosted by BUSINESS INITIATIVES to become digital

… Initiatives promoting the use of digital channels

… Simplify and communicate our value proposition

… Boosting e-billing and new payment methods

… Initiatives for filtering calls towards self-assisted channels

… Promotion of field operations improvement (problems diagnosis, traceability, …)

… and supported by key TECHNOLOGICAL ENABLERS

Full Stack	Providing **automated, real-time processes** and **360˚ customer view**
Online Charging	Enabling **real-time spend control** and data sharing
Payment Systems	Providing **new payment methods**
Network Diagnosis	Systems providing **service monitoring, remote diagnosis** and **resolution, self-healing …**
App / NOVUM	New app for a **differential self-management experience**

Investor Relations
Telefónica, S.A.
17
Telefónica

Q3 17 Results 02 Ms. Laura Abasolo CFCO

Spain: Recovered momentum; focus on value Net adds 2017 (‘000) Q2 Q3 Better trading on enhanced positioning 225 164 100 • Positive volumes from new “Fusión” packs (launched in July) 51 26 27 o Q3 gross adds recovery: “Fusión” (+16% y-o-y), FBB (+13%) (2) o Best contract quarterly net adds in last 10 years (31) net adds (+29k q-o-q) o FBB FBB UBB TV Mobile contract • Better “Fusión” customer mix Positive net adds o Consistent ARPU growth, accelerating in Q3 Aug. +4k UBB o penetration (39%; +4 p.p. y-o-y); TV (73%; +5 p.p.) Sep. +9k o Upgrades offsetting limited downgrades “Fusión” mix 2017 (% base) “Fusión” ARPU 2017 (€) Clear focus on convergence upselling Low Mid High y-o-y +7.1% • Value oriented strategy 21% 24% 26% +6.4% 87.6 o Segmentation of the offer; ARPU & loyalty increase 50% 84.8 49% 47% 81.6 • Clear market-leadership in network & service quality 29% o LTE: 97% pop. cov. 27% 27% o 18.6m premises passed FTTH (>60% households) Q1 Q2 Q3 Q1 Q2 Q3 o Exclusive TV content and functionalities

Spain: Improved revenue trends; strong OpCF 2017 Financials (y-o-y organic) Service Revenues OIBDA ex-real estate sale Back to growth in Service Revenue 0.4% (1.5%) (0.8%) • Consumer revs. ramping-up (+1.0 p.p. q-o-q) (0.6%) (2.4%) (2.1%) • Business revs. (+0.2 p.p. q-o-q) affected by IT seasonality • Wholesale & Other revs. improved trend (+3.2 p.p. q-o-q) Q1 Q2 Q3 o Comparable wholesale TV revs. from mid-August 2017 Service Revenues by segment (y-o-y organic) FTTH increase o wholesale Consumer Business Wholesale & other revenues o Marginally positive impact from RLAH o/SR Q3 1.1% 2.1% 0.1% 54% (1.1%) (0.4%) (1.3%) 27% (2.0%) 19% (5.1%) (7.3%) High operating leverage, strong upside Q1 Q2 Q3 2017 OpCF (€m) • Q3 OpEx +0.2% y-o-y (-1.2% in Q2) y-o-y organic ex-real estate sale (+) Personnel savings o 2,634 o (-) Handsets, roaming-out, content cost 914 • Q3 OIBDA margin: 41.0%; -0.1 p.p. y-o-y ex-real estate sale +4.7% 910 810 • High visibility on CapEx reduction • Growing OpCF throughout the year 9M Q1 Q2 Q3 CapEx 11.7% 10.9% 11.8% 12.3% /sales (-1.8 p.p.)

Germany: Data monetisation opportunity ahead MSR ex-regulation (y-o-y organic) MSR Regulation Larger data buckets Q3 16 Q4 16 Q1 17 Q2 17 Q3 17 (0.1%) • Stimulating data usage (mobile data traffic +49% vs Q3 16) (0.4%) o Commercial activities O Free 15 & new O Free portf. (Sep.) (0.6%) 2 2 (0.9%) (0.9%) o O2 Free 15 cust. data usage > 5GB; ARPU-up potential (2.7 p.p.) (3.4 p.p.) (2.6 p.p.) • Solid momentum: Contract (+4% y-o-y); 183k net adds (2.7 p.p.) o LTE cust. (+48% y-o-y); penetration 36% (+11p.p.); cov. (81%) (1.8%) (2.1%) (3.3%) (3.0%) (3.6%) o Resilient partner contribution (Q3: 53% of gross adds; 9M: 55%) 2017 OIBDA (y-o-y organic) 2017 OpCF (€m) Q3 9M Margin Regulation y-o-y organic Strong cash conversion y-o-y organic +12.9% (3.1p.p.) 630 • Better revenue trends y-o-y (Q3: -1.3%; 9M:-3.1%) o Q3 MRS ex-reg: continued gradual improvement 1.7% +36.6% • Q3 OIBDA y-o-y reflecting (5.9 p.p.) 203 o Higher commercial efforts o Regulation headwinds (-€28m in Q3, mostly related to RLAH) o ~ €40m incremental OIBDA synergies (~€115m in 9M) (0.1%) Q3 9M • Lower CapEx intensity (-7.4% y-o-y in 9M 17); ~€50m synergies 24.7% 24.4%

UK: Sustained top line growth in spite of RLAH MSR ex-regulation (y-o-y organic) MSR Regulation Strong operational base and KPIs Continued customer growth in a challenging market 3.5% 2.1% • Contract expanding: 63% o/total (+1 p.p.) 2.0% 2.1% (3.1 p.p.) o Sustained, best-in-class contract churn: 1.0% in Q3 0.7% • 58% LTE penetration (+6 p.p.); 98% outdoor cov. (+5 p.p.) (0.7 p.p.) • Avg. data usage per smartphone +55% vs. Q3 16; 2.1 GB per month Q3 16 Q4 16 Q1 17 Q2 17 Q3 17 +0.2% +1.5% +1.2% +1.4% +0.4% 2017 OIBDA (y-o-y organic) 2017 OpCF (€m) Financials reflecting RLAH impact Margin y-o-y organic y-o-y organic (0.9%) • Total revenue growth 658 + Higher spend: subscription (larger data allowances) & out-of-bundle Negative effect 3.9% from RLAH +15.2% + Quality customer base growth 0.6% • Q3 OIBDA impacted by RLAH effect (€48m) 242 • CapEx +0.6% vs. 9M 16; LTE rollout investment (4.7%) Q1 Q2 Q3 Q3 9M

Brazil: Enhancing best-in-class value positioning Contract net adds 2017 (‘000) Expanding differentiation gap 981 858 • Network quality widening 435 Highest contract o 76% population 4G cov.; 1,919 cities already covered (700 net adds in last 7 Qs MHz spectrum in 199 cities) o 18.0m premises passed with FTTx; 4.5m connected Q1 Q2 Q3 12 new cities in 2017: 40% already connected o/premises passed & 82% m. share • Growing in strategic accesses (higher ARPU) o Contract +10%; ARPU 4x vs prepay FTTx net adds 2017 (‘000) IPTV TV net adds 2017 (‘000) o 4G +73% o FTTx +9%; ARPU 1.2x vs Copper 139 106 42 o IPTV +54%; ARPU 1.2x vs DTH 81 29 28 o New contract portfolio from October 23rd; unique and innovating features aligned with “M4M” strategy • Outperforming the market o Mobile: 42.3% contract m. share; ~46% net adds share in Jan-Q1 Q2 Q3 Q1 Q2 Q3 Aug o Fixed: 36.6% FBB>34 Mbps m. share

Brazil: Delivering growth; expanding profitability 2017 Service revenues (y-o-y organic) 2.3% Data driving steady positive revs performance 2.1% 2.0% 1.7% • Q3 Revenue growth +1.2% y-o-y (9M; +1.5%) o Healthy MSR performance (Q3: +3.8% y-o-y) on data revs. (+28.2%) despite tougher comps o Gradual improvement in fixed revs y-o-y on fiber revs. Q1 Q2 Q3 9M (+21.9%) and IPTV (+76.9%) • Regulation dragging 1.9 p.p. on Q3 revenue y-o-y 2017 OIBDA (y-o-y organic) OpCF (y-o-y organic) Margin Margin 7.5% 7.0% Expansion in OIBDA & OpCF margins 6.8% 6.0% 11.1% • Consistent OpEx y-o-y reduction (Q3: -1.1%; 9M: -0.8%) on efficiency measures o 7 consecutive quarters with OpEx reduction o Digitalisation initiatives bearing fruits (billing and collection, Q1 Q2 Q3 9M 9M top-ups, call-center…) • Successful execution of operational synergies (OpCF 9M; €392m; €939m over last two years) 34.6% 18.1% +1.7 p.p. +1.6 p.p.

HispAm: Improved commercial traction Accesses (y-o-y) Penetration; y-o-y Focus on value 67% 69% • LTE cov. 56% (+8 p.p. y-o-y); 6.2m premises passed FTTx & Cable (+2.1m LTM) 2% o Record net adds in Q3 for LTE (2.8m; 9M 6.2m) & LTE FTTx/Cable Pay TV FTTx/cable (249k; 9M 492k) 20% 29% 54% • ARGENTINA: Growing uptake of contract; LTE & fiber driving data +8 p.p. +12 p.p. +2 p.p. traffic up (9M: +76% mobile; +41% fixed) • CHILE: Back to positive net adds (contract 27k; LTE 331k; FTTx 12k; Pay TV 13k) • PERU: Solid trading in fixed; record FTTx net adds (146k); reshaped 2017 ARPU (y-o-y local currency) commercial portfolio driving signs of recovery in mobile FBB Pay TV Mobile • COLOMBIA: Robust commercial performance; fostering adoption of FTTx (32k Q3 net adds) & LTE (538k) 26.3% 21.1% • MEXICO: Sound contract (+15%) and LTE (+55%) accesses growth 17.7% 15.4% & easing pricing pressure. Positive ARPU (Q3: +3.9% y-o-y) 10.3% 12.1% 10.6% 7.6% 9.4% 9.1% 6.6% Q1 Q2 Q3 Q3 9M Revenue / Access (y-o-y organic)

HispAm: Solid revenues & OIBDA; OpCF +26.8% 2017 Revenues (y-o-y organic) Delivering growth 16.1% 15.5% 13.6% €9.4Bn 9.2… • Solid MSR and fixed growth (Q3: +19.0% and +5.6%, respectively) Reported o Mobile data revs. acceleration Q3: +38.2%; +3.5 p.p. q-o-q +2.8% o Double-digit growth in FBB & new services (Q3:+10.0% Q2:+7.3%) and pay TV (Q3: +11.1%; Q2: +13.4%) • Q3 OIBDA margin -1.8 p.p. y-o-y (inflation driven costs, higher Q1 Q2 Q3 9M 9M commercial efforts & tougher comparisons) 2017 OIBDA (y-o-y organic) OpCF (y-o-y organic) Margin Margin • ARGENTINA: Outstanding growth across all metrics (Q3 Revs. + 30.6% & OIBDA +37.8%; 9M OpCF >4x) 20.9% 26.8% • CHILE: Enhanced top line trend despite competition. 9M OpCF +5.5% Reported Reported y-o-y to €258m +0.4% 12.0% +15.3% • PERU: Better revs & OIBDA performance amid continued €2.7Bn competition; OIBDA margin +2.5 p.p. q-o-q 9.3% €1.3Bn 6.2% • COLOMBIA: Tougher comps in rev & OIBDA growth. 9M OpCF +39.1% Q1 Q2 Q3 9M 9M 9M 9M • MEXICO: Consolidating positive rev. growth despite earthquake 28.5% 14.1% (0.4 p.p.) +1.5 p.p.

Telxius: Solid operational momentum Revenue (y-o-y organic) OIBDA Margin Strong set of results 47.8% 46.5% 8.0% 7.5% • 9M financials; strong revenue growth and solid profitability o Revenues: €547m o OIBDA: €261m o OpCF: €126m Q3 9M Q3 9M • Robust OIBDA margin across both businesses o Sequential decline on seasonal taxes and hurricanes effect • Infrastructure; expanding the reach Towers (# sites) Tenants (#) o Tenancy ratio improved +0.03x vs. Dec. 16 in Q3 17 o Argentina added 304 towers & 539 tenants to the perimeter o Stimulating traffic demand and revenue growth in Cable 16,220 21,270 • Developing the 2 new cables (to be active in 2018) o MAREA (connecting US & Spain) wet plant deployment already completed Sept. 17 15,897 15,907 20,617 20,403 o BRUSA (connecting Brazil, Puerto Rico & USA) construction as planned Q1 Q2 Q3 Q1 Q2 Q3 Tenancy ratio 1.28x 1.30x 1.31x

Deleverage on strong organic FCF and disposals Net Financial Debt (€m) ColTel Deal closed: ND/OIBDA €0.8Bn 2.95x net impact +€32m ND/OIBDA already 2.80x collected 48,595 (3,226) 507 (514) 540 47,222 1,321 (1,275) €45,947 2.72x Dec-16 FCF Shareholder Pre- FX MTM & Sep-17 Post-closing remuneration retirement Others event (incl. hybrid commitments (40% Telxius) coupons) 6,815 (923) (1,322) (713) (630) 3,226 OpCF ex- Working Net interest Tax Dividend to FCF spectrum capital payment minorities, spectrum & others

Stronger balance sheet and credit profile Sources of long-term financing (YTD) Net Debt maturities (Sep-17) (€bn) (€bn; not considering hybrid NC dates) Avg. debt life 7.8 years 0.9 8.2 3.3 6.9 4.0 4.7 Cash > gross maturities USD Bonds € Bonds Latam Total 2017E 2018E 2019E Financing Liquidity position (Sep-17) Interest payments cost (€bn) 12.5 18.5 (0.71 p.p.) 94% LT 3.94% 6.0 3.23% (0.57%) (0.14%) Cash position Undrawn credit Liquidity position Dec-16 Europe Latam Sep-17 ex-VZ lines & syndicated credit facilities

Summary: executing on fundamentals • Delivering profitable organic growth o Top line accelerating trends; sound OIBDA performance despite regulation, high-single digit OpCF growth in 9M (CapEx peak is behind) • Best technology platforms, IT systems integration, development of new digital P&S o Building for the future (Cognitive Intelligence: better customer value; new value-added propositions) • Focused on digitalisation, started with simplification and E2E task some years ago o Proof points already reached. Big opportunity ahead (customer experience, new revenue streams, higher efficiencies) • Progressive leverage improvement o Growing OIBDA, solid FCF generation and inorganic actions (40% Telxius) leading to sharp debt reduction • Secured market position o Best assets in key markets • 2017 outlook and dividend confirmed Clear and consistent strategy: growth and digitalisation

For further information: Investor Relations Tel. +34 94 482 87 00 ir@telefonica.com www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: October 26, 2017	By:	/s/ Laura Abasolo García de Baquedano
		Name:	Laura Abasolo García de Baquedano
		Title:	Chief Finance and Control Officer for Telefonica, S.A.